SUB ITEM 77M(a)
SELIGMAN GROWTH FUND, INC.

MERGERS


On April 22, 2003, shareholders of Seligman Tax-Aware Fund, Inc. ("Tax-Aware Fund") approved a transfer of its net assets to the registrant in a tax-free exchange, whereby on the closing date of April 24, 2003, 1,578,310 shares of the registrant valued at $4,021,333 were exchanged for the net assets of the Tax-Aware Fund. For each share of Class A owned, shareholders of the Tax-Aware Fund received 1.4682 shares of the Class A shares of the registrant. The Class B, C and D shareholders of Tax-Aware Fund received 1.7530 shares of the corresponding classes of shares of the registrant for each share owned.

On April 24, 2003, the Tax-Aware Fund had net assets of $4,024,518, including $255,943 of net realized depreciation. Before the transfer, the registrant had net assets of $461,430,830. After the transfer, the combined net assets totaled $465,455,348.

Following this transaction, and pursuant to Maryland law, the Tax-Aware Fund filed Articles of Transfer and Articles of Dissolution. In addition, on July 16, 2003, the Tax- Aware Fund filed an Application for Deregistration on Form N-8F with the Commission and the Commission, in Release IC-26110, noted that such application would be issued unless the SEC orders a hearing.